[GRAPHIC OMITTED] DnBNOR

To Shareholders of Acergy S.A.

Our ref.                                                  Date
Registrars Department/ij                                  Oslo, January 15, 2010

                                   ACERGY S.A.
             VOTING EXTRAORDINARY GENERAL MEETING FEBRUARY 16, 2010

Your holding of Common Shares of Acergy S.A. is registered in The Norwegian Central Securities Depository (Verdipapirsentralen - the "VPS"). If you wish to vote at this Extraordinary General Meeting you may either attend in person at the said general meeting or if you have not previously issued a proxy for the same purpose you may execute the enclosed proxy card and return it to us.

You are encouraged to specify your choice by marking the appropriate box on the enclosed proxy card. When properly executed, the proxy will be voted in the manner directed therein or, if no direction is indicated, will be voted "for" the proposal.

Enclosed, please find a return envelope for your proxy card. In order for your shares to be voted based on your executed proxy card, the card has to be received by DnB NOR Bank ASA, Registrars Department, Oslo, not later than February 9, 2010, 12:00 hours Central European Time.


Yours sincerely,
for DnB NOR Bank ASA
Registrars Department

Irene Johansen

DnB NOR Bank ASA Office Stranden 21, Oslo Postal address NO-0021 Oslo, Norway Telephone +47 91 50 30 00 Fax +47 22 94 90 20 www.dnbnor.no Register of Business Enterprises NO 984 851 006 MVA